

OFFERING MEMORANDUM

facilitated by



# Stickman Enterprises LLC dba Bakeshack

## FORM C

## OFFERING MEMORANDUM

### Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

### (A) The Company

| | |
|---|---|
| Name of Company | Stickman Enterprises LLC dba Bakeshack |
| State of Organization | CA |
| Date of Formation | 02/12/2012 |
| Entity Type | Limited Liability Company |
| Street Address | 370 Crenshaw Blvd, Torrance CA, 90503 |
| Website Address | https://facebook.com/bakeshackoc |

### (B) Directors and Officers of the Company

| Key Person | Marlon Gokim |
|---|---|
| Position with the Company<br><br>Title<br>First Year | <br><br>Owner<br>2013 |
| Other business experience<br>(last three years) | *List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:*<br><br>• **Operations Director** (*Stickman Enterprises, 7/1/2013- Present*) — Manage daily production goals of the bakery. Develop and test new items for sale. Take care of supply side vendors and manage inventory. |

(C) Each Person Who Owns 20% or More of the Voting Power

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Marlon Gokim | 90% |

(D) The Company's Business and Business Plan

Our Mission

Eat Real Bread.

- When we started selling our products at the Farmer's markets, we had the idea that we will have to change people's minds about what they know as "bread". We are talking about the ones you buy at supermarkets filled with chemicals and additives.
- We wanted people to understand that real bread only needs 4 ingredients - unbleached high quality flour, water, salt, and time.
- We wanted to introduce our customers to a type of bread using sourdough or natural leaven where the dough rises for a long period of time to allow the bacteria to break down the gluten up to a point where bread will be easy to digest.
- We wanted to bring back the glory days of bread when it was a staple in our dinner tables because it was made responsibly and it was nothing like the soft, no crust, zero flavor, chemical-laden mass produced thing we all got used to eating as bread over the years.

Intended Use of Funds

Construction is currently underway at our new location, and we are seeking funds to purchase equipment and put the finishing touches on the space. We are almost 90% done with

construction and will soon need to purchase our baking equipment.

- We will be using the funds to purchase large equipment such as a dough mixer, dough sheeter and additional refrigeration. This will help us become more efficient and consistent with our production.
- We will also use some of the money to complete the installation of our electric deck oven. This oven is perfect for producing our rustic sourdough loaves, flaky croissants and kouignettes, and our thin-crust pizzas.

Our Location

Our space at 12146 South St. in the City of Artesia is currently under construction and will be the perfect spot to serve our existing community and reach new customers.

- Located near the Los Cerritos mall and the busy dine-out spots in the area.
- Our spot is perfect for a quick grab of coffee and pastries in the morning before going to work or school. During lunch, we will have slices of NY-style thin crust pizzas available.
- We believe that we are unique despite having a few specialty coffee shops in the area since we are the only business making everything in-house from dough to finished product.
- Everything is handmade and baked in small batches to keep everything fresh and we think that the community will truly appreciate that.

The Team

Marlon Gokim, Head Baker
Matt Gokim, Viennoisserie/Pastry Head

Our Story

As artisan bread bakers, we have sold bread and pastries at the farmers markets for years. We pioneered the passing of the Cottage Food Law in California in 2012 because we believed that small business owners like us deserved to have a platform and means to offer our handmade products to consumers.

- We banded with like-minded bread bakers in Los Angeles, raised funds by selling our breads and pizzas and lobbied the City Council to pass a Cottage Food bill.
- We joined our very first farmer's market in Anaheim in the summer of 2013. Soon after, we were able to join bigger markets with busier crowds at the Playa Vista Farmer's market and Newport beach.
- We bake as much as our limited space and equipment will allow us so we can serve as much as we could to our customers even if it means zero sleep during wekeends but seeing our customers happy makes it all worthwhile.

Recognition

Our Carrot sourdough with cranberries and walnuts and Jalapeno-Cheddar demi-baguette were featured by the Orange County Magazine as part of their Breaking Bread series together with some of the top bakeries in OC.

Meet Bakeshack

We were founded in the summer of 2013. During this time, the Cottage Food Law had just been passed, which allowed home-bakers and artisans to offer their products to consumers through the Farmer's markets. We were passionate about making NY-style thin crust pizza but the law

only allowed us to sell our sourdough breads and pastries. We believed that there was no other vendor selling our style of breads and pastries so we decided to go ahead and take the leap in our home-based bakery. We started strong and got really positive feedback from customers. This allowed us to join bigger markets during the weekend and reach even more customers who truly supported us from the beginning. Working with limited capacity and equipment, we kept working and tried our best to produce as much as we could to accomodate the growing demand for our products.

After building a community of support at farmers markets for the past 10 years, we've reached our production capacity so we are building our first location in the City of Artesia. This location will allow us to increase our production capacity and serve our growing community. This will also allow us to offer even more products like our NY-style pizzas and other specialty pastry items.

...

For more information, please refer to the Page View included with this filing.

## (E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

## (F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

## (G) Target Offering Amount and Offering Deadline

| | |
|---|---|
| Target Offering Amount | $30,000 |
| Offering Deadline | November 17, 2023 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide

Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

## (H) Commitments that Exceed the Target Offering Amount

| | |
|---|---|
| Will the Company accept commitments that exceed the Target Offering Amount? | Yes |
| What is the maximum you will accept in this Offering? | $60,000 |
| If Yes, how will the Company deal with the oversubscriptions? | We will accept subscriptions on a first-come, first-served basis. |

## (I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

| Use | Amount (Minimum) | Amount (Maximum) |
|---|---|---|
| Equipment purchase | $27,975 | $55,950 |
| Mainvest Compensation | $2,025.0000000000002 | $4,050.0000000000005 |
| TOTAL | $30,000.0 | $60,000.0 |

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

## (J) The Investment Process

### To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

### TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

### Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would

require an extension of the offering and reconfirmation of the investment commitment.

- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

## (K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

### Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

## (L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

## (M) Terms of the Securities

### Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

### Summary of Terms

| | |
|---|---|
| Revenue Percentage[1] | 2.0 - 4.0%[2] |
| Payment Deadline | 2028-12-31 |
| Maximum Payment Multiple[3]<br>- Early Investors<br>- All Other Investors | <br>1.7 x<br>1.5 x |
| Sharing Start Date | The first day after disbursement that the company has revenues greater than one ($1) dollar |
| First Payment Date | The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date |
| Seniority | Subordinated |
| Securitization | Unsecured |
| Accrual Rate | 4.13% |

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.0% and a maximum rate of 4.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

| Amount Raised | Revenue Sharing Percentage |
|---|---|
| $30,000 | 2.0% |
| $37,500 | 2.5% |
| $45,000 | 3.0% |
| $52,500 | 3.5% |
| $60,000 | 4.0% |

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.5x cap.

### Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

## Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

## No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

## Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

## Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

## Other Classes of Securities

| Name of Security | Limited Liability Company Interests |
|---|---|
| Number of Shares Outstanding | N/A |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | N/A |
| How these securities differ from the revenue sharing notes being offered to investors | Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company. |

### Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

### The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Marlon Gokim | 90% |

### How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

### How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

### (N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

### (O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

### (P) Indebtedness of the Company

| Creditor | Amount | Interest Rate | Maturity Date | Other Important Terms |
|----------|--------|---------------|---------------|----------------------|
| SBA EIDL | $21,500 | 3% | 07/16/2051 | |

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Forecasted milestones

Bakeshack forecasts the following milestones:

- Open its first location by Q4 of 2023.

- Hire for the following positions by [Aug 2023] : Cashier, Assistant bakers, Assistant pizzaiolo, sales

- Achieve $500,000 revenue per year by 2024.

- Add more farmer's market locations by Q1 of 2024.

Historical milestones

Bakeshack has been operating since [July 2013] and has since achieved the following milestones:

- Will soon open a location in [Artesia, CA]

- Joined some of the biggest farmer's markets in Los Angeles and Orange County

Historical financial performance is not necessarily predictive of future performance.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $450,000 | $495,000 | $529,650 | $556,132 | $572,816 |
| Cost of Goods Sold | $121,500 | $133,650 | $143,005 | $150,155 | $154,659 |
| Gross Profit | $328,500 | $361,350 | $386,645 | $405,977 | $418,157 |
| EXPENSES | | | | | |
| Rent | $55,000 | $56,375 | $57,784 | $59,228 | $60,708 |
| Utilities | $22,000 | $22,550 | $23,113 | $23,690 | $24,282 |
| Salaries | $175,000 | $192,500 | $205,975 | $216,273 | $222,761 |
| Insurance | $11,400 | $11,685 | $11,977 | $12,276 | $12,582 |
| Equipment Lease | $5,100 | $5,100 | $5,100 | $5,100 | $5,100 |
| Repairs & Maintenance | $7,500 | $7,687 | $7,879 | $8,075 | $8,276 |
| Legal & Professional Fees | $6,000 | $6,150 | $6,303 | $6,460 | $6,621 |
| Operating Profit | $46,500 | $59,303 | $68,514 | $74,875 | $77,827 |

## (U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

### Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

## (V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

## (W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

## (X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

## (Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

### Additional Information Included in the Form C

|  | Most recent fiscal year-end (tax returns) | Prior fiscal year-end (tax returns) |
|---|---|---|
| Total Assets | $12,202.00 | $2,661.99 |
| Cash & Cash Equivalents | $10,323.00 | $1,121.00 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $0 | $0 |
| Long-term Debt | $22,500.00 | $22,500.00 |
| Revenues/Sales | $98,221.00 | $95,915.00 |
| Cost of Goods Sold | $36,014.00 | $33,847.00 |
| Taxes Paid | $0 | $0 |
| Net Income | $-41,145.00 | $-32,481.00 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V